CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway, Vancouver, BC V4Z 5J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Reports Planned Share Buy-Back

February 18, 2013: CIBT Education Group Inc. (NYSE MKT:MBA and TSX:MBA) (“CIBT Group”) reports that it has received approval from the Toronto Stock Exchange (the “TSX”) to commence a normal course issuer bid (“NCIB”) to purchase up to 3,000,000 of its common shares, representing approximately 4.3% of the 69,747,844 common shares which were issued and outstanding as at the close of business on February 15, 2013, to a maximum aggregate acquisition cost of approximately $1,000,000. The NCIB is being implemented because management believes that purchases under the NCIB constitute a desirable use of its funds on the basis that recent market prices of the common shares do not, and at certain times during the course of the NCIB may not, fully reflect the value of CIBT Group’s business and future business prospects.

CIBT Group may buy back common shares anytime during the 12-month period beginning on February 21, 2013 and ending on February 20, 2014, or on such earlier date as the Company may complete its purchases pursuant to the NCIB or provides notice of termination. Share purchases under the NCIB will be conducted through the facilities of the TSX and other Canadian marketplaces/alternative trading systems. The actual number of shares purchased, and the timing of any such purchases, will be determined by CIBT Group in accordance with the rules of the TSX. Any shares purchased under the NCIB will be held for re-sale at a price and time to be determined by CIBT Group.

Subject to prescribed exceptions, CIBT Group may purchase up to 3,880 common shares per day, representing 25% of the average daily trading volume of 15,518 common shares during the six months ending on January 31, 2013. The exceptions to this limitation include block trade purchases of (1) shares having a purchase price of at least $200,000, (2) at least 5,000 shares having a purchase price of at least $50,000, or (3) at least 23,277 shares.

During the last 12 months, CIBT Group has purchased 1,824,000 of its common shares through a normal course issuer bid at a weighted average price per share of $0.220.

About CIBT Education Group:

CIBT Education Group Inc. (“CIBT Group”) is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE MKT LLC, CIBT Group owns and operates a network of business, technical and language colleges and offers cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, healthcare, hotel management and tourism, English language training, English teacher certification, junior and high school preparation program for overseas study, and other career/vocational training. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada, and Global Career Center (“GCC”). GCC is a job placement call center located in the Philippines dedicated to providing employment services to CIBT Group graduates for free throughout their careers. Visit us online at www.cibt.net.

For more information contact:

Toby Chu

Vice-Chairman, President & CEO

CIBT Education Group Inc.

Investor Relations Contact:1-604-871-9909 Email: info@cibt.net

Neither the NYSE MKT-LLC nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.